PROTECT THE VALUE OF YOUR INVESTMENT:

•    Do not tender your shares into Network Associates’ current, inadequate offer.

•    If you have previously tendered, you can withdraw your shares if you act promptly.

July 19, 2002

Dear McAfee.com Shareholder:

We recently sent you the recommendation of the independent Special Committee and your Board of Directors, advising you to reject Network Associates’ unsolicited exchange offer and to not tender your shares. The Special Committee and your Board of Directors has determined that the current exchange offer is inadequate and not in your best interests.

Your independent Special Committee and Board believe that:

•
The offer’s 0.90 exchange ratio significantly undervalues the current and long-term value inherent in McAfee.com. As you know, your company is currently experiencing strong growth, in contrast to Network Associates. The number of our subscribers has increased substantially—we have recently implemented an automatic renewal model and expanded relationships with such valuable partners as America Online and Microsoft Corporation.

•
Network Associates has timed its offer to take advantage of the artificial depression of our stock price due to Network Associates’ prior exchange offer, thereby protecting its interests, rather than yours.

•	You can get a better deal. Network Associates says they won’t increase their offer, but they have said that before, back when it stood at 0.675. They’ve raised it five times since then.

We urge you NOT to tender into Network Associates’ opportunistic offer. If you have previously tendered your shares, we urge you to withdraw your shares today. If you have any questions, or need assistance in withdrawing tendered shares, please contact Innisfree M&A Incorporated toll-free at 888-750-5834.

Thank you for your continuing support.

Sincerely,

Richard Schell Director and Special Committee Member	Frank Gill Director and Special Committee Member

HOW TO WITHDRAW TENDERED SHARES:

•	If you hold your shares through a bank or broker, please contact the representative who handles your account, and instruct them to withdraw your tender today.

•	If you hold your shares in your own name, please follow the instructions detailed in the section “The Offer—Withdrawal Rights” on page 38 in the Network Associates, Inc. prospectus dated July 2, 2002.

If you have any questions about how to withdraw previously tendered shares, please call Innisfree M&A Incorporated toll-free at 888-750-5834.
(Banks and Brokers call collect at 212-750-5833.)

Notice for McAfee.com Stockholders and Interested Parties
This letter relates to Network Associates’ exchange offer commenced July 2, 2002. McAfee.com stockholders and other interested parties are urged to read McAfee.com’s Solicitation/Recommendation Statement on Schedule 14D-9, filed with the Securities and Exchange Commission (the “SEC”) on July 16, 2002, as it may be amended from time to time, because it will contain important information. Stockholders of McAfee.com and other interested parties may obtain, free of charge, copies of McAfee.com’s Schedule 14D-9 and other documents filed by McAfee.com with the SEC at the SEC’s web site at www.sec.gov. Each of these documents may also be obtained, free of charge, by contacting McAfee.com’s Investor Relations, 535 Oakmead Parkway, Sunnyvale, CA 94085, 408-992-8100 or by logging on at www.mcafee.com.